Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                   September 17, 2007

VIA EDGAR

Ms. Linda Stirling
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  AllianceBernstein Emerging Market Debt Fund, Inc.
               Prospectus/Proxy Statement
               File No. 811-08188
               ------------------

Dear Ms. Stirling and Ms. Hatch:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Form N-14 Prospectus/Proxy Statement filing for AllianceBernstein Emerging Market Debt Fund, Inc. ("Emerging Market Debt") regarding the acquisitions by Emerging Market Debt of AllianceBernstein Bond Fund, Inc. - AllianceBernstein Corporate Bond Fund ("Corporate Bond") and AllianceBernstein High Yield Fund, Inc. ("High Yield") as provided orally to Young Seo of this office on September 11, 2007. The Staff's comments and our responses are discussed below.(1)

----------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Prospectus/Proxy Statement
--------------------------

Comment 1:     Shareholder Letter: In the first paragraph, the fact that the
               Board is asking the shareholders of the Acquired Funds to approve the Acquisitions should be mentioned first. Invitation to the shareholder meeting can be mentioned afterwards.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Shareholder Letter: In the third paragraph, the meaning of
               "return opportunities" is not clear. This phrase should be deleted or revised.

Response:      We have revised the disclosure in response to this comment.

Comment 3:     Shareholder Letter: A paragraph regarding the High Yield
               acquisition, corresponding to the fifth paragraph regarding the Corporate Bond acquisition, is missing.

Response:      We have revised the disclosure in response to this comment.

Comment 4:     In the Response Letter to these comments, an explanation should be provided as to why Emerging Market Debt should be the surviving fund based on the standards of North American Security
               Trust No-Action Letter, August 5, 1994 (the "Letter").

Response:      In the Letter, the Staff stated that, in determining whether a surviving fund may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund "most closely resembles".
               According to the Staff, factors to be considered in making this determination include the similarity of the investment adviser, investment objectives, policies and restrictions, net asset levels, expense structures and ratios, and portfolio composition.
               After the Acquisitions, the investment adviser, investment objectives, policies and restrictions, expense structure and ratios, and portfolio composition of the surviving fund will be substantially similar to Emerging Market Debt. In particular, both Corporate Bond and High Yield are single sector funds and their investment strategies are different from the multi-sector strategy pursued by Emerging Market Debt. There is a disparity in asset size, with Emerging Market Debt's assets constituting approximately 32% of the surviving fund, while Corporate Bond's assets will be approximately 50% and High Yield's assets will be approximately 18%. We do not believe that this disparity in asset size is significant enough to outweigh the other factors that support a determination that Emerging Market Debt most closely resembles the surviving fund. Under the circumstances and in light of the factors set forth in the Letter, we have concluded that the use of Emerging Market Debt's historical performance, which is significantly better than that of Corporate Bond and High Yield, is appropriate and would not be misleading to investors.

Comment 5:     Summary: In the third paragraph, reference to "AEMDF" should be changed to "Emerging Market Debt".

Response:      We have revised the disclosure in response to this comment.

Comment 6:     Summary: In the fourth paragraph, reference to "AHYF" should be changed to "High Yield".

Response:      We have revised the disclosure in response to this comment.

Comment 7:     Summary: In "Comparison of Investment Objectives and Policies"
               starting on page 10, more emphasis should be placed on its revised policies, and not on its current policies.

Response:      We have revised the disclosure in response to this comment.

Comment 8:     Summary: In "Comparison of Investment Objectives and Policies,"
               the effective date of Emerging Market Debt's policy changes should be indicated.

Response:      We have revised the disclosure in response to this comment.

Comment 9:     Consider revising references to "Emerging Market Debt" and using its new name, "High Income," instead.

Response:      We have revised references to "Emerging Market Debt" to "High
               Income Fund" in "Comparison of Investment Objectives and
               Policies" and "Principal Risks" of Summary.

Comment 10:    Summary: In "Principal Risks" on page 13, stating that the risks of investing in Emerging Market Debt "will be" reduced is misleading and should be revised.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Summary: The third paragraph of "Comparison of Distribution and
               Purchase Procedures" on page 14 should indicate how long the CDSC period of High Yield is.

Response:      We have revised the disclosure in response to this comment.

Comment 12:    Information about the Transactions: The statement in the first bullet point on page 17 in "Reasons for the Acquisitions," that the multi-sector approach of Emerging Market Debt "will" reduce risks, is misleading and should be revised.

Response:      We have revised the disclosure in response to this comment.

Comment 13:    Information about the Transactions: Reference to the historical investment performance of the Funds in the fifth bullet point on page 17 in "Reasons for the Acquisitions" is not relevant and should be deleted, unless its relevance is explained.

Response:      Historical performance was one of the factors considered by the
               Funds' Boards of Directors in approving the proposed
               Acquisitions, particularly in view of the Adviser's belief that a multi-sector fund, such as Emerging Market Debt, provides more opportunities to seek better returns. We have revised the disclosure to explain the relevance of the historical performance information.

Comment 14:    Information about the Transactions: The discussion of the
               portfolio management teams in the seventh bullet point on page 17 in "Reasons for the Acquisitions" should explain each portfolio manager's role and how they interact, in particular, how the two teams will manage the surviving fund together.

Response:      The portfolio managers will share responsibility for managing the surviving fund. We have revised the disclosure in this respect.

Comment 15:    Information about the Funds: The discussion of the portfolio management teams and portfolio managers in "Management of the Funds" should explain each portfolio manager's role and how they interact, in particular, how the two teams will manage the surviving fund together. In describing the five-year experience of the portfolio managers, it is not sufficient to state that a portfolio manager has been associated with the Adviser and his or her actual business experience should be explained.

Response:      We have revised the disclosure in response to this comment.

Comment 16:    Appendix A - Fee Table: To make it easier for the shareholders to understand, the Tables should be laid out by Classes and not by Funds.

Response:      We have revised the disclosure in response to this comment.

Comment 17:    Appendix A - Fee Table: References to "Combined Fund" in the
               titles of the tables should be revised to state "Corporate Bond -
               Emerging Market Debt (pro forma)" or "High Yield - Emerging
               Market Debt (pro forma)."

Response:      We have revised the disclosure in response to this comment.

Comment 18:    Appendix B - Comparison of Investment Objectives and Policies:
               Where a particular strategy is not applicable to a fund, it should state so.

Response:      We have revised the disclosure in response to this comment.

Accounting Comments
-------------------

Prospectus/Proxy Statement:
---------------------------

Comment 1:     Questions and Answers: A statement regarding the projected expenses of the acquisitions should be included in Questions and Answers.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Questions and Answers: In Q4 on page 6, the phrase, "a reduction in expenses," is misleading because expenses including interest expenses will be higher.

Response:      We have revised the disclosure in response to this comment.

Comment 3:     Summary: For each of the columns in the "Comparison of the Fees"
               table on page 9, the fee numbers are misleading because they do not include interest expense.

Response:      We have revised the disclosure in response to this comment.

Comment 4:     Summary: In the "Comparison of the Fees" table on page 9, there should be two "Projected Total Annual Expense Ratio with Fee Cap" columns: one including interest expense and one excluding interest expense.

Response:      We have revised the disclosure in response to this comment.

Comment 5:     Appendix A - Fee Table: Fee Tables should be included in the main text and not in an appendix.

Response:      A table highlighting the essential differences in the fees is included in the main text.

Comment 6:     Appendix A - Fee Table: The "Total Fund Operating Expenses"
               number for High Yield's Class A in the Fee Table differs from the number in the Financial Highlights table.

Response:      The number in the Financial Highlights table includes the cost of proxy solicitation.

Comment 7:     Appendix A - Fee Table: The numbers in the "Examples" tables do not appear to include interest expense and should be revised to include interest expense.

Response:      The numbers in the "Examples" tables include interest expense.

Comment 8:     Appendix H - Capitalization: Adjustment for the cost of the acquisitions should be disclosed.

Response:      We have revised the disclosure in response to this comment.

SAI
---

Comment 9:     Schedule of Investments: For Corporate Bond, to the extent it is known which securities will be sold, they should be identified.
               If not known, a footnote disclosure should be provided to indicate that 2/3 of the portfolio securities will be sold.

Response:      We have revised the disclosure in response to this comment.

                                      * * *

     We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,

                                        /s/ Young Seo

cc:  Andrew L. Gangolf, Esq.
     Stephen J. Laffey, Esq.
     Kathleen K. Clarke, Esq.